# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Destiny Tech100 Inc., CIK 0001843974
CUSIP: 25063F107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1401 Lavaca Street #144, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,696,549; sole dispositive power 0; shared dispositive power 1,696,549; aggregate amount beneficially owned 1,696,549 (5.57% of the class)
- J. Goldman Capital Management, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,696,549; sole dispositive power 0; shared dispositive power 1,696,549; aggregate amount beneficially owned 1,696,549 (5.57% of the class)
- Jay G. Goldman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,696,549; sole dispositive power 0; shared dispositive power 1,696,549; aggregate amount beneficially owned 1,696,549 (5.57% of the class)

## Item 1. Issuer
Name of issuer: Destiny Tech100 Inc.
Address of issuer's principal executive offices: 1401 Lavaca Street, #144, Austin, TX 78701

## Item 2. Person Filing
Name of person filing:
(i) J. Goldman & Co., L.P. ("JGC") with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock") of Destiny Tech100 Inc. (the "Company" ) held by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF");

(ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to shares of the Company held by JGMF and JGEMF; and

(iii) Mr. Jay G. Goldman with respect to shares of the Company held by JGMF and JGEMF.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o J. Goldman & Co., L.P.
510 Madison Avenue, 26th Floor
New York, NY 10022
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 30,465,664 shares of Common Stock outstanding as of March 31, 2026, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(7), filed with the Securities and Exchange Commission on May 26, 2026.
Percent of class: 5.57%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). JGMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. Goldman & Co LP: /s/ Sagan A. Weiss, Sagan A. Weiss, Chief Compliance Officer (08/14/2026)
- J. Goldman Capital Management, Inc.: /s/ Jay G. Goldman, Jay G. Goldman, Director (08/14/2026)
- Jay G. Goldman: /s/ Jay G. Goldman, Jay G. Goldman, individually (08/14/2026)